HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2019 and 2018

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the year ended December 31, 2019. The Consolidated Financial Statements are prepared and presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
On March 25, 2019, the Company filed amended consolidated financial statements and amended MD&A as at and for the year ended December 31, 2018 to reflect the impact of the March 7, 2019 decision issued by the Ontario Energy Board (OEB) relating to the deferred tax asset portion of the OEB's decision on Hydro One Networks Inc.'s (Hydro One Networks) 2017 and 2018 transmission revenue requirement, for which the OEB previously granted a motion to review and vary (DTA Decision). The comparative information in this MD&A reflects the amended consolidated financial statements and amended MD&A as at and for the year ended December 31, 2018.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information for the year ended December 31, 2019, based on information available to management as of February 11, 2020.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of dollars, except as otherwise noted)	2019	2018	Change
Revenues	6,442	6,110	5.4%
Purchased power	3,111	2,899	7.3%
Revenues, net of purchased power[1]	3,331	3,211	3.7%
Operation, maintenance and administration (OM&A) costs	991	1,055	(6.1%)
Depreciation, amortization and asset removal costs	871	830	4.9%
Financing charges	460	418	10.0%
Income tax expense	51	933	(94.5%)
Net income (loss) to common shareholder of Hydro One	950	(40)	2,475%

Basic earnings per common share (EPS)	$6,679	($281)	2,477%
Diluted EPS	$6,679	($281)	2,477%

Net cash from operating activities	1,719	1,604	7.2%
Funds from operations (FFO)[1]	1,681	1,637	2.7%

Capital investments	1,659	1,562	6.2%
Assets placed in-service	1,684	1,806	(6.8%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,896	20,485	(2.9%)
Distribution: Electricity distributed to Hydro One customers (GWh)	27,536	27,338	0.7%

	2019	2018
Debt to capitalization ratio[2]	56.7%	53.6%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO and revenues, net of purchased power.

[2]
Debt to capitalization ratio is a non-GAAP measure and has been presented as at December 31, 2019 and 2018, and has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, including preferred shares but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

OVERVIEW
Hydro One is Ontario’s largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to approximately 1.4 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 123,000 circuit kilometres of primary low-voltage distribution lines. Hydro One has three segments: (i) transmission; (ii) distribution; and (iii) other.

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

For the years ended December 31, 2019 and 2018, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power, as follows:

Year ended December 31	2019	2018
Transmission	50%	53%
Distribution	50%	47%
Other	—%	—%
As at December 31, 2019 and 2018, Hydro One’s segments accounted for the Company’s total assets as follows:

December 31	2019	2018
Transmission	56%	54%
Distribution	37%	36%
Other	7%	10%
Transmission Segment
Hydro One’s transmission business owns, operates and maintains Hydro One's transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the OEB. As at December 31, 2019, the Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 75% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). The Company's 75% interest in NRLP was reduced to 55% in January 2020. See section “Other Developments - NRLP” for additional information. The Company’s transmission business is rate-regulated and earns revenues mainly from charging transmission rates that are approved by the OEB.

As at and for the year ended December 31	2019	2018
Electricity transmitted[1] (MWh)	135,101,455	137,436,546
Transmission lines spanning the province (circuit-kilometres)	30,122	30,166
Rate base (millions of dollars)	12,609	11,870
Capital investments (millions of dollars)	1,035	985
Assets placed in-service (millions of dollars)	1,082	1,164
1 Electricity transmitted represents total electricity transmitted in Ontario by all transmitters.
Distribution Segment
Hydro One’s distribution business is the largest in Ontario and consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The distribution business is rate-regulated and earns revenues mainly by charging distribution rates that are approved by the OEB.

As at and for the year ended December 31	2019	2018
Electricity distributed to Hydro One customers (GWh)	27,536	27,338
Electricity distributed through Hydro One lines (GWh)[1]	38,446	38,265
Distribution lines spanning the province (circuit-kilometres)	123,422	123,441
Distribution customers (number of customers)	1,381,011	1,370,819
Rate base (millions of dollars)	8,101	7,852
Capital investments (millions of dollars)	624	577
Assets placed in-service (millions of dollars)	602	642
1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

Embedded Distributors
8%
Large Users
11%
Residential
52%
General Service
29%

2019 Distribution Revenues

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Other Segment
Hydro One’s other segment consists of certain corporate activities, and is not rate-regulated. Corporate activities include the deferred tax asset which arose on the transition from the provincial payments in lieu of tax regime to the federal tax regime at the time of the initial public offering of Hydro One Limited in 2015 and reflects the revaluation of the tax basis of Hydro One’s assets to fair market value.
PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS
Transmission Revenues
Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario. Ancillary revenues include revenues associated with providing maintenance services to power generators and from third-party land use.
Distribution Revenues
Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.
Purchased Power Costs
Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs are comprised of: (i) the wholesale commodity cost of energy; (ii) the Global Adjustment, which is the difference between amounts the IESO pays energy producers for the electricity they produce and the actual fair market value of this electricity; and (iii) the wholesale market service and transmission charges levied by the IESO. Hydro One passes on the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.
Operation, Maintenance and Administration Costs
OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and include other costs such as property taxes related to transmission and distribution stations and buildings, and the operation of information technology (IT) systems. Transmission OM&A costs are required to sustain the Company’s high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distances between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries.
Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.
Depreciation, Amortization and Asset Removal Costs
Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.
Financing Charges
Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt and short-term borrowings, as well as gains and losses on interest rate swap agreements, contingent foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholder for the year ended December 31, 2019 of $950 million is an increase of $990 million or 2,475.0% from the prior year. Significant influences on earnings included:

•	higher revenues, net of purchased power, primarily resulting from:

•	an increase in distribution revenues, net of purchased power, due to the OEB's decision on the 2018 and 2019 distribution rates; partially offset by

•	lower average monthly Ontario 60-minute peak demand and energy consumption driven by less favourable weather in 2019; and

•
lower revenues as a result of deferred tax asset sharing mandated by the OEB and deferred tax regulatory adjustment related to accelerated tax depreciation (Accelerated CCA), both of which will flow through to customers and are offset with lower taxes, with no impact on regulated return-on-equity (ROE);

•
lower OM&A costs primarily resulting from lower corporate support costs, insurance proceeds received in 2019, and lower spend on station and lines maintenance programs; partially offset by higher vegetation management coverage;

•	higher financing charges primarily resulting from an increase in interest expense on long-term debt; and

•
lower income tax expense as a result of the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset, as well as the deferred tax asset sharing and Accelerated CCA, both of which will flow through to customers and are offset with lower revenues, with no impact on regulated ROE.

Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2019	2018	Change
Transmission	1,654	1,688	(2.0%)
Distribution	4,788	4,422	8.3%
Total revenues	6,442	6,110	5.4%

Transmission	1,654	1,688	(2.0%)
Distribution, net of purchased power[1]	1,677	1,523	10.1%
Total revenues, net of purchased power[1]	3,331	3,211	3.7%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,896	20,485	(2.9%)
Distribution: Electricity distributed to Hydro One customers (GWh)	27,536	27,338	0.7%
1 See section “Non-GAAP Measures” for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.
Transmission Revenues
Transmission revenues decreased by 2.0% in 2019 primarily due to the following:

•	lower average monthly Ontario 60-minute peak demand driven by less favourable weather in 2019; and

•	deferred tax regulatory adjustment related to Accelerated CCA; partially offset by

•	the 2018 impact of the OEB decision in respect of the deferred tax asset;

•	increased OEB-approved transmission rates for 2019; and

•	revenue related to NRLP assets placed in-service in late August 2019.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 10.1% in 2019 primarily due to the following:

•	the OEB's decision on the 2018 and 2019 distribution rates; partially offset by

•	deferred tax asset sharing mandated by the OEB and deferred tax regulatory adjustment related to Accelerated CCA; and

•	deferred regulatory adjustment related to Earnings Sharing Mechanism in 2019.
OM&A Costs

Year ended December 31 (millions of dollars)	2019	2018	Change
Transmission	369	424	(13.0%)
Distribution	615	608	1.2%
Other	7	23	(69.6%)
	991	1,055	(6.1%)

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Transmission OM&A Costs
The decrease of 13.0% in transmission OM&A costs for the year ended December 31, 2019 was primarily due to:

•	higher insurance proceeds received in 2019;

•	lower spend on station and lines maintenance programs;

•	lower project write-offs in 2019;

•	lower volume of work on transmission vegetation management coverage;

•	lower property taxes due to a reassessment of municipal property taxes; and

•	lower corporate support costs; partially offset by

•	higher spend related to IT projects as a result of the implementation of new tools to support ongoing operations.
Distribution OM&A Costs
The increase of 1.2% in distribution OM&A costs for the year ended December 31, 2019 was primarily due to:

•	higher volume of work on distribution vegetation management coverage;

•	higher emergency power restoration costs due to a higher volume of non-storm related emergency calls; and

•	higher spend related to IT projects; partially offset by

•	lower corporate support costs;

•	lower costs resulting from the repatriation of the Call Centre;

•	mutual storm assistance costs in the first quarter of 2018 (net income neutral); and

•	lower project write-offs in 2019.
Other OM&A Costs
The decrease in other OM&A costs for the year ended December 31, 2019 was primarily due to lower corporate support costs .
Depreciation, Amortization and Asset Removal Costs
The increase of $41 million or 4.9% in depreciation, amortization and asset removal costs in 2019 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing Charges
The increase of $42 million or 10.0% in financing charges for the year ended December 31, 2019 was primarily due to an increase in interest expense on long-term debt and short-term notes payable, primarily driven by higher balances outstanding in 2019.
Income Tax Expense
Income tax expense was $51 million for the year ended December 31, 2019, compared to $933 million in 2018. The Company realized an effective tax rate (ETR) of approximately 5.1% in 2019, compared to approximately 102.8% in 2018.
As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined without accounting for temporary differences recoverable from or refundable to customers in the future.
The decrease in income tax expense for the year ended December 31, 2019 was primarily attributable to the following:

•	the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset;

•	deferred tax asset sharing mandated by the OEB; and

•	Accelerated CCA resulting from the enactment of certain 2019 federal and Ontario budget measures in the second quarter of 2019.
SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of dollars, except per share amounts)	2019	2018	2017
Revenues	6,442	6,110	5,947
Net income (loss) to common shareholder of Hydro One	950	(40)	711

Basic EPS	$6,679	($281)	$4,999
Diluted EPS	$6,679	($281)	$4,999

Dividends per common share declared	$7	$42	$105
Dividends per preferred share declared	$4	$19	—

December 31 (millions of dollars)	2019	2018	2017
Total assets	26,917	25,569	25,614
Total non-current financial liabilities	10,827	9,989	9,328

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Net Income (Loss) - 2018 compared to 2017
Net loss attributable to common shareholder for the year ended December 31, 2018 of $40 million represents a $751 million or 105.6% reduction in earnings from the prior year. Significant influences on earnings included:

•	higher income tax expense primarily attributable to a one-time charge to deferred tax expense in 2018 related to the impairment of Hydro One's deferred income tax regulatory asset; and

•
higher OM&A costs primarily resulting from higher vegetation management costs, property taxes, project write-offs, and demand maintenance work on power equipment and overhead lines; partially offset by savings related to the renewed IT contract; partially offset by

•
an increase in transmission and distribution revenues primarily due to higher energy consumption resulting from favourable weather; and higher transmission revenues driven by increased OEB-approved transmission rates.

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Revenues	1,705	1,584	1,403	1,750	1,480	1,598	1,466	1,566
Purchased power	914	737	653	807	741	733	674	751
Revenues, net of purchased power[1]	791	847	750	943	739	865	792	815
Net income (loss) to common shareholder	216	248	162	324	(685)	231	199	215

Basic and diluted EPS	$1,519	$1,744	$1,139	$2,278	($4,816)	$1,624	$1,399	$1,512

Earnings coverage ratio[2]	2.9	2.7	2.7	2.9	2.8	3.0	3.0	2.8

[1]	See section “Non-GAAP Measures” for description of revenues, net of purchased power.

[2]
Earnings coverage ratio is a non-GAAP measure that has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholder of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the year ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)	2019	2018	Change
Transmission	1,082	1,164	(7.0%)
Distribution	602	642	(6.2%)
Total assets placed in-service	1,684	1,806	(6.8%)
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $82 million or 7.0% during the year ended December 31, 2019 primarily due to:

•	assets placed in-service in the second quarter of 2018 for the Clarington transmission station; and

•
assets placed in-service in 2018 for station sustainment investments (primarily at Horning, Centralia, London, and St. Isidore transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project); partially offset by

•	completion of development work at Niagara Reinforcement Project in 2019;

•	assets placed in-service in 2019 for station sustainment investments (primarily at Enfield, Hanmer, Elgin transmission stations, as well as line refurbishment projects); and

•	assets placed in-service for major development project at Leamington transmission station in 2019.
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $40 million or 6.2% during the year ended December 31, 2019 primarily due to lower volume of storm-related asset replacements in 2019, partially offset by higher volume of new residential customer connections.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Capital Investments
The following table presents Hydro One’s capital investments during the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)	2019	2018	Change
Transmission
Sustaining	811	810	0.1%
Development	143	116	23.3%
Other	81	59	37.3%
	1,035	985	5.1%
Distribution
Sustaining	272	296	(8.1%)
Development	265	217	22.1%
Other	87	64	35.9%
	624	577	8.1%

Total capital investments	1,659	1,562	6.2%
Total 2019 capital investments of $1,659 million were largely in line with the previously disclosed expected amount of $1,681 million.
Transmission Capital Investments
Transmission capital investments increased by $50 million or 5.1% during the year ended December 31, 2019. Principal impacts on the levels of capital investments included:

•	higher volume of transmission overhead lines and station refurbishments and replacements;

•
higher investments in multi-year development projects in 2019 (primarily East-West Tie Expansion), partially offset by the work related to the Lake Superior Link project and completion of the Clarington transmission station in 2018;

•	higher volume of load customer connections; and

•	higher volume of IT and work equipment purchases.
Distribution Capital Investments
Distribution capital investments increased by $47 million or 8.1% during the year ended December 31, 2019. Principal impacts on the levels of capital investments included:

•	timing of investments in distribution system connections (Leamington and Enfield transmission stations) and increased investment in distribution modernization initiatives;

•	higher volume of new residential customer connections;

•	higher volume of lines and station refurbishments and replacements;

•	higher volume of emergency power restoration work; and

•	higher volume of IT and work equipment purchases; partially offset by

•	lower volume of storm-related asset replacements.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at December 31, 2019:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line and stations	2019[1]	135	135
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2021	23	1
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[2]	157	62
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[3]	35[3]	3
Leamington Area Transmission Reinforcement[4]	Leamington Southwestern Ontario	New transmission line and stations	2026[4]	325[4]	2

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	115	109
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	147	133
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	77
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2024	116	78
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	116[5]	36
1 The Niagara Reinforcement Project was placed in-service in August 2019. Total costs include $119 million for the construction of a new 230 kV transmission line (Niagara Line), as well as $16 million for costs relating to other assets, including stations. In September 2019, the Niagara Line assets were transferred from Hydro One Networks to NRLP. See section Regulation - NRLP for additional information.
2 The majority of the East-West Tie Station Expansion project is expected to be placed in-service in 2021, enabling the connection and energization of the new East-West Tie transmission line. Additional work to complete the upgrades is expected to be placed in-service in 2022.
3 The in-service date and the costs of the Waasigan Transmission Line project (formerly known as Northwest Bulk Transmission Line Development project) relate to the development phase.
4 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Leamington and associated transmission stations and connections. The project is currently in the development stage. The anticipated in-service dates for the line and stations are between 2020 and 2026, and the total estimated cost is in the range of $290 million to $325 million, with approximately $249 million of the total estimated cost included in the projected capital investments tables in section "Future Capital Investments" below.
5 Approximately $76 million of the total estimated cost is included in the projected capital investments tables in section "Future Capital Investments" below.
Future Capital Investments
Following is a summary of estimated capital investments by Hydro One over the years 2020 to 2024. The Company’s estimates are based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2020 to 2022 distribution capital investments estimates differ from 2018 year end disclosures, representing a decrease to reflect Hydro One’s five-year rate application for 2018-2022 distribution rates. The 2020 to 2022 transmission capital investments and 2023 distribution capital investments estimates are lower than the prior year disclosures as the Company has updated its plan for timing and pacing of future capital investments, as well as reprioritization of work. The projections and the timing of the transmission 2020-2024 expenditures and the distribution 2023-2024 expenditures are subject to approval by the OEB.
The following table summarizes Hydro One’s annual projected capital investments for 2020 to 2024, by business segment:

(millions of dollars)	2020	2021	2022	2023	2024
Transmission	1,181	1,307	1,359	1,382	1,380
Distribution	689	666	632	734	750
Total capital investments[1]	1,870	1,973	1,991	2,116	2,130
1 Total capital investments for years 2020-2021 include $140 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

The following table summarizes Hydro One’s annual projected capital investments for 2020 to 2024, by category:

(millions of dollars)	2020	2021	2022	2023	2024
Sustainment	1,191	1,310	1,412	1,543	1,548
Development	438	479	422	439	459
Other[1]	241	184	157	134	123
Total capital investments[2]	1,870	1,973	1,991	2,116	2,130

[1]	“Other” capital expenditures consist of special projects, such as those relating to IT.

[2]	Total capital investments for years 2020-2021 include $140 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2019	2018
Cash provided by operating activities	1,719	1,604
Cash provided by (used in) financing activities	(581)	397
Cash used in investing activities	(1,623)	(1,509)
Increase (decrease) in cash and cash equivalents	(485)	492
Cash provided by operating activities
Cash from operating activities increased by $115 million for the year ended December 31, 2019 compared to 2018. The increase was impacted by various factors, including higher cash earnings in 2019, changes in accrued purchased power costs resulting from higher energy rates and lower generation rebates from the IESO, partially offset by a higher receivable from IESO due to introduction of the new Ontario Electricity Rebate in November 2019, changes in certain regulatory variance and deferral accounts, as well as changes in receivable balances mainly due to higher non-energy revenues in 2019 related to secondary land use.
Cash provided by (used in) financing activities
Sources of cash

•	The Company issued $1,500 million of long-term debt in 2019, compared to $1,400 million issued in 2018.

•	The Company received proceeds of $4,047 million from the issuance of short-term notes in 2019, compared to $4,242 million received in 2018.
Uses of cash

•	The Company repaid $4,156 million of short-term notes in 2019, compared to $3,916 million repaid in 2018.

•	The Company repaid $730 million of long-term debt in 2019, compared to $753 million repaid in 2018.

•	In 2019, the Company made returns of stated capital totalling $748 million, compared to returns of stated capital totalling $544 million made in 2018.
Cash used in investing activities
Capital expenditures were higher in 2019, primarily due to higher volume and timing of capital investment work.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days. On March 25, 2019, the maximum number of short-term notes authorized for issuance was increased from $1,500 million to $2,300 million.
At December 31, 2019, Hydro One had $1,143 million in commercial paper borrowings outstanding, compared to $1,252 million outstanding at December 31, 2018. The interest rates on the commercial paper borrowings outstanding at December 31, 2019 ranged from 1.8% to 1.9%. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2,300 million. On June 3, 2019, the maturity date for the Operating Credit Facilities was extended from June 2022 to June 2024. At December 31, 2019 and 2018, no amounts were drawn on the Operating Credit Facilities. The Company may use these credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of FFO are expected to be sufficient to fund the Company’s normal operating requirements.
At December 31, 2019, the Company had long-term debt outstanding in the principal amount of $11,486 million, which included $11,345 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $141 million issued by HOSSM. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program. The long-

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

term debt consists of notes and debentures that mature between 2020 and 2064, and at December 31, 2019, had a weighted-average term to maturity of approximately 15.7 years and a weighted-average coupon rate of 4.2%. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4 billion. At December 31, 2019, $1,100 million remained available for issuance until April 2020. A new MTN Program prospectus is expected to be filed in the first half of 2020.
Compliance
At December 31, 2019, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
Credit Ratings
Various ratings organizations review the Company’s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
On November 20, 2019, Moody's Investors Service (Moody’s) upgraded Hydro One’s long-term debt rating to "A3" from "Baa1" and affirmed the short-term rating for commercial paper at "P-2". Moody's maintained the stable outlook on the ratings. The upgrade reflects Moody’s view of an increased probability of extraordinary support from the provincial government due to the Company’s exclusive focus on its businesses in Ontario for at least the next five years.
On November 8, 2019, S&P Global Ratings (S&P) affirmed Hydro One’s issuer and issue-level credit ratings and revised its ratings outlook on Hydro One to stable from negative, based on expectations that Hydro One Limited’s operating environment has stabilized and that the Company will focus on regulated operations in Ontario, without expansion outside Ontario.
At December 31, 2019, Hydro One’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody's	Prime-2	A3
S&P	A-1 (low)	A-
Effect of Interest Rates
The Company is exposed to fluctuations of interest rates as its regulated ROE is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. See section “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Market, Financial Instrument and Credit Risk” for more details.
Pension Plan
In 2019, Hydro One made cash contributions of $61 million to its pension plan, compared to cash contributions of $75 million in 2018, and incurred $41 million in net periodic pension benefit costs, compared to $75 million incurred in 2018.
In September 2019, Hydro One filed an actuarial valuation of its pension plan as at December 31, 2018. Hydro One estimates that total Company pension contributions for 2020, 2021, 2022, 2023 and 2024 are approximately $66 million, $65 million, $64 million, $64 million, and $64 million, respectively.
The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates - Employee Future Benefits”.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

December 31, 2019 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	11,486	653	1,407	831	8,595
Long-term debt - interest payments	8,249	473	891	833	6,052
Short-term notes payable	1,143	1,143	—	—	—
Pension contributions[1]	323	66	129	128	—
Environmental and asset retirement obligations	168	30	60	33	45
Outsourcing and other agreements[2]	205	155	31	6	13
Lease obligations	88	10	23	19	36
Long-term software/meter agreement	28	22	3	3	—
Total contractual obligations	21,690	2,552	2,544	1,853	14,741

Other commercial commitments (by year of expiry)
Operating Credit Facilities[3]	2,300	—	—	2,300	—
Letters of credit[4]	187	185	2	—	—
Guarantees[5]	325	325	—	—	—
Total other commercial commitments	2,812	510	2	2,300	—

[1]
Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the pension plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019.

[2]	In September 2019, the agreements with Inergi LP for finance and accounting, and pay operations services were extended to December 31, 2020.

[3]	In June 2019, the maturity date for the Operating Credit Facilities was extended from June 2022 to June 2024.

[4]
Letters of credit consist of a $171 million letter of credit related to retirement compensation arrangements, $4 million in letters of credit to satisfy debt service reserve requirements, a $9 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.

5 Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 11, 2020, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. The Company has two series of preferred shares authorized for issuance: the Class A preferred shares and Class B preferred shares. On January 24, 2019, the Company redeemed 485,870 Class B preferred shares totalling $486 million. At February 11, 2020, the Company had no Class A or Class B preferred shares issued and outstanding.
REGULATION
The OEB approves both the revenue requirements and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

The following table summarizes the status of Hydro One’s major regulatory proceedings with the OEB:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2019	Transmission – Revenue Cap	OEB decision received
Hydro One Networks	2020-2022	Transmission – Custom	OEB decision pending
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received[2]
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
B2M LP	2020-2024	Transmission – Revenue Cap	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received
NRLP	2020-2024	Transmission – Revenue Cap	OEB decision pending

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power	n/a	Acquisition	OEB decision pending
Peterborough Distribution	n/a	Acquisition	OEB decision pending

Leave to Construct
East-West Tie Station Expansion	n/a	Section 92	OEB decision received
Lake Superior Link Project	n/a	Section 92	OEB decision received[3]

[1]
On March 7, 2019, the OEB upheld its original decision relating to the deferred tax asset. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court. The appeal was heard by the Ontario Divisional Court on November 21, 2019, and a decision is pending.

[2]
On March 26, 2019, the Company filed a motion to review and vary the OEB's decision as it relates to recovery of pension costs. Concurrently, the Company filed an appeal with the Ontario Divisional Court, which was being held in abeyance pending the outcome of the motion. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the pension costs. The Company has decided to discontinue its appeal of the OEB decision with the Ontario Divisional Court.

3 On February 11, 2019, the OEB issued its decision awarding the construction of the East-West Tie Line to NextBridge, as directed by the Province of Ontario (Province) on January 30, 2019.
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2019	n/a1	n/a1	Filed in October 2018	Approved in June 2019
	2020	8.52% (F)	$12,375 million[2] (F)	Filed in March 2019	To be filed
	2021	8.52% (F)	$13,093 million[2] (F)	Filed in March 2019	To be filed
	2022	8.52% (F)	$13,917 million[2] (F)	Filed in March 2019	To be filed

B2M LP	2019	8.98% (A)	$496 million (A)	Approved in December 2015	Approved in December 2018
	2020-2024	8.52% (F)	$490 million (F)	Approved in January 2020	Filed in January 2020

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	Approved in December 2019[3]

NRLP	2020-2024	8.52% (F)	$120 million (F)	Filed in October 2019	To be filed

Distribution
Hydro One Networks	2018	9.00% (A)	$7,637 million (F)	Approved in March 2019	Approved in June 2019[4]
	2019	9.00% (A)	$7,894 million (F)	Approved in March 2019	Approved in June 2019[4]
	2020	9.00% (A)	$8,175 million (F)	Approved in March 2019	Approved in December 2019
	2021	9.00% (A)	$8,517 million (F)	Approved in March 2019	To be filed in 2020
	2022	9.00% (A)	$8,813 million (F)	Approved in March 2019	To be filed in 2021
1 The Revenue Cap application is a formulaic adjustment to the approved revenue requirement and does not consider ROE or rate base.
2 On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments.

[3]
In October 2016, the OEB approved the 2017-2026 revenue requirements. In June 2019, the OEB approved the request for an inflationary increase (revenue cap escalator index) to the 2019 revenue requirement. On July 18, 2019, the OEB issued the final rate order including a final 2019 revenue requirement of $38 million to be included in the 2019 Uniform Transmission Rates (UTRs). On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020.

[4]	On June 11, 2019, the OEB approved Hydro One Networks' rate order which included the rate base amounts shown above.

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Electricity Rates Applications
Hydro One Networks - Transmission
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision), with 2017 rates effective January 1, 2017.
In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to FFO in the range of $50 million to $60 million in the near term, and this range will decline over time. Notwithstanding the recognition of the effects of the DTA Decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019, and a decision is pending.
On October 26, 2018, Hydro One filed a one-year inflation-based application with the OEB for the 2019 transmission revenue requirement. On December 20, 2018, the OEB issued a decision approving Hydro One's 2018 revenue requirement as interim for 2019. On April 25, 2019, the OEB issued its decision on Hydro One’s 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.
On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments. The hearing began on October 21, 2019, and concluded on November 4, 2019. The OEB decision is pending.
On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB.
Hydro One Networks - Distribution
On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.
On March 7, 2019, the OEB rendered its decision on the 2018-2022 Distribution Application (2018-2022 Distribution Decision). In accordance with the 2018-2022 Distribution Decision, as well as the DTA Decision as noted above in “- Hydro One Networks - Transmission”, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements, which include impacts of both the 2018-2022 Distribution Decision and the DTA Decision.
On March 26, 2019, the Company filed a motion to review and vary the OEB's decision as it relates to rates revenue requirement recovery of employer pension costs. Concurrently, the Company filed an appeal with the Ontario Divisional Court. The appeal was held in abeyance pending the outcome of the motion made before the OEB. During the year, the Company reflected a portion of pension costs incurred in the Hydro One Networks' distribution Pension Cost Differential regulatory account, pending the outcome of the motion before the OEB. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the revenue requirement associated with pension costs. As a result, Hydro One derecognized the portion relating to pension costs charged to operations as a reversal of revenues of $13 million as this amount is no longer probable for recovery. Hydro One also transferred to property, plant and equipment and intangible assets the portion attributable to capital expenditures in the amount of $37 million. Hydro One has decided to discontinue its appeal of the OEB decision with the Ontario Divisional Court.

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Hydro One Remote Communities
On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase, which was later finalized on March 28, 2019. On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 2.0% effective May 1, 2020. A decision from the OEB is pending.
Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.
NRLP
On September 19, 2018, NRLP was formed to own and operate a new 230 kV transmission line (Niagara Line) in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas.
On September 27, 2018, Hydro One filed a transmission licence application with the OEB for NRLP. On October 25, 2018, Hydro One filed two other applications with the OEB relating to NRLP requesting approval for Hydro One Networks to sell the applicable Niagara Line assets to NRLP, and approval of interim rates to include in the 2019 Uniform Transmission Rates (UTRs). On December 20, 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature but indicated that there would be an opportunity to adjudicate the matter at a later date.
In January 2019, construction on the project was halted due to a land dispute with the Haudenosaunee Confederacy Chiefs Council (HCCC). On March 1, 2019, Hydro One filed a letter with the OEB requesting that the three previously filed applications be heard together once the land dispute was resolved. On March 15, 2019, the OEB put the NRLP applications in abeyance per Hydro One’s request. Hydro One filed a Statement of Claim with the Ontario Superior Court of Justice for injunctive relief (injunction) against members of the HCCC among others. On July 15, 2019, Hydro One was granted the injunction. Hydro One resumed construction shortly thereafter.
On August 1, 2019, Hydro One filed an update to the three previously filed OEB applications and asked that the OEB resume adjudication of the applications. On August 30, 2019, the construction of the Niagara Line was completed, and on September 12, 2019, the OEB granted NRLP a transmission licence and granted Hydro One Networks leave to sell the applicable Niagara Line assets to NRLP. On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP. See section "Other Developments - NRLP" for additional information.
On September 26, 2019, the OEB approved NRLP’s request to establish a deferral account to record NRLP’s 2019 revenue requirement prior to its inclusion in the UTRs. On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. The OEB decision is pending.
On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million as interim effective January 1, 2020.
HOSSM
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (revenue cap escalator index) to its previously approved revenue requirement. The revenue cap escalator index is designed to add inflationary increases to the revenue requirement on an annual basis. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved the revenue cap adjustment requesting an increase to the 2020 revenue requirement of 1.5% (inflation factor 1.8% less stretch factor 0.3%).
B2M LP
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024, seeking a base revenue requirement of $36 million for 2020, and a 1.4% revenue cap escalator index for 2021 to 2024. On December 9, 2019, B2M LP reached a settlement on all issues with OEB staff and Intervenors on the 5-year revenue cap rate application for 2020-2024 to be effective January 1, 2020. The settlement accepts all of B2M LP’s cost submissions, but includes additional reliability reporting and a capital adjustment (reduction) factor of 0.6% to account for the lower rate base value. On January 6, 2020, the settlement agreement was filed with the OEB for approval, and was approved on January 16, 2020.
MAAD Applications
Orillia Power MAAD Application
In 2016, Hydro One filed a MAAD application (2016 Application) with the OEB to acquire Orillia Power Distribution Corporation (Orillia Power) from the City of Orillia, Ontario. On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power. On September 26, 2018, Hydro One filed a new MAAD application (2018 Application) with the OEB to acquire Orillia Power. The evidence in the 2018 Application is similar to that provided in the 2016 Application. However, it includes

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

additional information that was not available at the time Hydro One filed its 2016 Application, including updates to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity.
On October 16, 2018, the School Energy Coalition (SEC) filed a motion with the OEB seeking an order dismissing the 2018 Application. On January 16, 2019, Hydro One and Orillia Power filed submissions on the SEC motion, maintaining that the motion should be dismissed, and that the 2018 Application should be heard by the OEB. On March 12, 2019, the OEB dismissed SEC's motion. At the request of Hydro One, on March 21, 2019, the OEB cancelled the deadlines for interrogatories to allow Hydro One to file amended or supplemental evidence in response to the OEB decision on Hydro One’s 2018-2022 Distribution Application. Hydro One filed the supplemental evidence on April 26, 2019. A transcribed technical conference was held on October 3-4, 2019, followed by an oral hearing on December 2-3, 2019. A decision by the OEB is pending.
Peterborough Distribution MAAD Application
On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition of the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution). On October 25, 2018, an advance ruling certification application was filed with the Competition Bureau. On November 14, 2018, the Competition Bureau issued a no action letter, meaning that the transaction can proceed from the Competition Bureau’s perspective. At the request of Hydro One, on March 21, 2019, the OEB allowed Hydro One to file amended or supplemental evidence in response to the OEB decision on Hydro One’s 2018-2022 Distribution Application. Hydro One filed the supplemental evidence on April 26, 2019. A transcribed technical conference was held on October 3-4, 2019, followed by an oral hearing on December 2-3, 2019. A decision by the OEB is pending.
OTHER DEVELOPMENTS
Strategy
In November 2019, Hydro One released its updated corporate strategy which reaffirms the Company's commitment to Ontario and the provision of safe, reliable and affordable electricity. The strategy focuses on five key aspirational priorities:

1.	PLAN, DESIGN AND BUILD A GRID FOR THE FUTURE
We will plan, design and build a reliable grid taking into account changing technologies to prevent future outages. There will be increased focus on grid resilience in order to restore power after events. Climate change and sustainability factors will be taken into consideration in our planning processes to increase resilience and lower our environmental footprint. We will incorporate distributed energy resources to enable customer choice while delivering exceptional value to customers through best-in-class asset management practices.

2.	BE THE SAFEST AND MOST EFFICIENT UTILITY
We will transform and improve our safety culture through robust safety analytics as well as grass-roots engagement with our employees. Field operations will be more empowered to drive efficiency, productivity and reliability and provided with efficient corporate support. There will be a focus on efficient capital delivery to support an ongoing growing work program.

3.	BE A TRUSTED PARTNER
We will make concerted efforts to build and grow relationships with Indigenous peoples, government and industry partners. We will proactively address community concerns and establish strong partnerships with our customers through local investment and economic development for the benefit of Ontarians.

4.	ADVOCATE FOR OUR CUSTOMERS AND HELP THEM MAKE INFORMED DECISIONS
We will make it easier to do business with Hydro One by strengthening the customer experience through innovative customer-centric practices. We will help our customers make informed decisions with deeper insights and leverage our position as energy experts. We will expand access to energy offerings to become the provider of choice to our customers.

5.	INNOVATE AND GROW THE BUSINESS
We will continue to invest responsibly in our core transmission and distribution business. In addition, we will pursue incremental regulated and unregulated business opportunities through innovation and our focused presence in Ontario.
Litigation
Hydro One, Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s application for leave to appeal the lower court’s refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal on March 26, 2019, which means that the lawsuit has effectively ended.

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

2019 Federal and Ontario Budgets
Certain 2019 federal and Ontario budget measures enacted during the year ended December 31, 2019 provide certain time-limited investment incentives permitting Hydro One to deduct Accelerated CCA of up to three times the first-year rate for eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028. In 2019, the Accelerated CCA resulted in a temporary reduction in the Company’s ETR and the recognition of a tax regulatory liability relating to the Accelerated CCA that has not been reflected in the OEB approved rates. The timing of the disposition of the tax regulatory liability is subject to OEB approval, and may have a material impact on Hydro One’s future cash flows in the near term.
Impact
Hydro One expects that the OEB’s March 7, 2019 decision relating to the sharing of the Company’s deferred tax asset and the Accelerated CCA will lower the Company's ETR in the next five years.
NRLP
In 2018, Hydro One entered into an agreement with the First Nations Partners, wherein a noncontrolling equity interest in Hydro One’s limited partnership, NRLP, would be made available for purchase at fair value by the First Nations Partners. On September 19, 2018, NRLP was formed to own the Niagara Line in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. Hydro One Networks maintains and operates the Niagara Line in accordance with an operation and management services agreement.
On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP for $119 million and operation of the line was contracted to Hydro One Networks. This transfer was financed with 60% debt ($71 million) and 40% equity ($48 million). The cash payment of $71 million was financed by debt sourced by NRLP from a Hydro One subsidiary, and the $48 million equity comprised of partnership units issued by NRLP to Hydro One Networks. Subsequently, on the same date, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP for total consideration of $12 million, representing the fair value of the equity interest acquired.
In addition, the Mississaugas of the Credit First Nation had an option to purchase an additional 19.9% equity interest in NRLP from Hydro One Networks at a price based on the value of the Niagara Line assets on the date of the closing, subject to certain conditions. On December 31, 2019, the Mississaugas of the Credit First Nation exercised the option.
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP. On this date, Hydro One Networks sold to the Mississaugas of the Credit First Nation, through a trust, a 19.9% equity interest in NRLP for total consideration of $9 million. Following this transaction, Hydro One's interest in NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of equity interest in NRLP.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
On July 31, 2019, former Board Chair Tom Woods stepped down from the Board. On July 2, 2019, Hydro One announced that Tim Hodgson has been appointed by the Board to serve as the Board Chair commencing August 1, 2019. On December 23, 2019, Hydro One announced that Susan Wolburgh Jenah has been appointed to the Board effective January 1, 2020.
Executive Officers
On March 28, 2019, Hydro One announced the appointment of Mark Poweska as President and Chief Executive Officer (CEO) of Hydro One and Hydro One Limited, effective May 10, 2019.
In April 2019, Greg Kiraly, Chief Operating Officer, and Jamie Scarlett, Executive Vice President and Chief Legal Officer, left the Company following a period of planned leadership transition.
On May 8, 2019, Chris Lopez was appointed as the Chief Financial Officer (CFO) of Hydro One and Hydro One Limited, effective May 9, 2019.
On July 10, 2019, Hydro One announced the appointment of Saylor Millitz-Lee, as Executive Vice President and Chief Human Resources Officer, effective immediately.
On August 9, 2019, Hydro One announced the appointment of Paul Harricks, as Executive Vice President and Chief Legal Officer, effective September 9, 2019.
Effective October 1, 2019, Darlene Bradley was appointed as the Chief Safety Officer of Hydro One and Hydro One Limited.
Effective January 2, 2020, David Lebeter was appointed as the Chief Operating Officer of Hydro One and Hydro One Limited.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Executive Compensation
On March 8, 2019, Hydro One released a revised executive compensation framework for its Board, the CEO and other executives that was approved by the Management Board of Cabinet of the Province.
HYDRO ONE WORK FORCE
At December 31, 2019, Hydro One had a skilled and flexible work force of approximately 5,600 regular employees and 2,200 non-regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for contingent workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly use highly trained and appropriately skilled workers on a project-by-project and seasonal basis.
The following table sets out the number of Hydro One employees as at December 31, 2019:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1]	3,571	772	4,343
Society of United Professionals (Society)	1,411	36	1,447
Canadian Union of Skilled Workers (CUSW) and construction building trade unions	—	1,422	1,422
Total employees represented by unions	4,982	2,230	7,212
Management and non-represented employees	639	19	658
Total employees[2]	5,621	2,249	7,870
1 Includes 675 non-regular “hiring hall” employees covered by the PWU agreement.

[2]	The average number of Hydro One employees in 2019 was approximately 8,700, consisting of approximately 5,700 regular employees and approximately 3,000 non-regular employees.
Collective Agreements
The current collective agreement with the PWU (for classifications other than Customer Service Operations (CSO)) expires on March 31, 2020. The collective agreement with the PWU for CSO was set to expire on September 30, 2019; however, it was extended to allow for bargaining at the same time as the non-CSO agreement. In January 2020, Hydro One and the PWU commenced collective bargaining with the official exchange of bargaining agendas. Both sides acknowledged their commitment to working towards the timely completion of collective bargaining.
In March 2019, Hydro One reached an agreement with the Society for a renewal of the collective agreement covering approximately 1,500 employees in critical engineering, supervisory and administrative roles. The agreement is for a two-year term, covering April 1, 2019 to March 31, 2021. The agreement was ratified by the Society on April 30, 2019.
Hydro One’s five-year collective agreement with the CUSW expires on April 30, 2022.
The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers’ association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, expire on April 30, 2020. Ratified five-year renewal collective agreements, covering May 1, 2020 to April 30, 2025, have been reached with The Carpenters, The Boilermakers, The United Association of Plumbers and Pipefitters, The Painters, and The Sheet Metal Workers. EPSCA is currently in the process of negotiating agreements or scheduling negotiating dates with the other building trades.
Stock-based Compensation
Hydro One Limited granted awards under its Long-term Incentive Plan (LTIP), consisting of Performance Share Units (PSUs), Restricted Share Units (RSUs), and Stock Options. At December 31, 2019 and 2018, the following LTIP awards were outstanding:

December 31 (number of units)	2019	2018
PSUs	162,344	594,470
RSUs	200,883	432,780
Stock Options	403,550	949,910
NON-GAAP MEASURES
FFO, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Year ended December 31 (millions of dollars)	2019	2018
Net cash from operating activities	1,719	1,604
Changes in non-cash balances related to operations	(27)	50
Preferred share dividends	(2)	(9)
Distributions to noncontrolling interest	(9)	(8)
FFO	1,681	1,637
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Year ended December 31 (millions of dollars)	2019	2018
Revenues	6,442	6,110
Less: Purchased power	3,111	2,899
Revenues, net of purchased power	3,331	3,211

Year ended December 31 (millions of dollars)	2019	2018
Distribution revenues	4,788	4,422
Less: Purchased power	3,111	2,899
Distribution revenues, net of purchased power	1,677	1,523

Quarter ended (millions of dollars)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Revenues	1,705	1,584	1,403	1,750	1,480	1,598	1,466	1,566
Less: Purchased power	914	737	653	807	741	733	674	751
Revenues, net of purchased power	791	847	750	943	739	865	792	815

Quarter ended (millions of dollars)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Distribution revenues	1,298	1,140	1,029	1,321	1,138	1,103	1,036	1,145
Less: Purchased power	914	737	653	807	741	733	674	751
Distribution revenues, net of purchased power	384	403	376	514	397	370	362	394

18

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.3% ownership at December 31, 2019. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, and Hydro One Telecom Inc. (Hydro One Telecom), are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2019	2018
IESO	Power purchased	1,808	1,636
	Revenues for transmission services	1,636	1,672
	Amounts related to electricity rebates	692	477
	Distribution revenues related to rural rate protection	240	239
	Distribution revenues related to the supply of electricity to remote northern communities	35	35
	Funding received related to Conservation and Demand Management (CDM) programs	42	62
OPG	Power purchased	8	10
	Revenues related to provision of services and supply of electricity	8	8
	Costs related to the purchase of services	1	—
OEFC	Power purchased from power contracts administered by the OEFC	2	2
OEB	OEB fees	9	8
Hydro One Limited	Return of stated capital	748	544
	Dividends paid	1	6
	Stock-based compensation costs	10	28
	Cost recovery for services provided	14	15
Hydro One Telecom	Services received – costs expensed	21	23
	Revenues for services provided	3	3
2587264 Ontario Inc.	Preferred shares redeemed	486	—
	Dividends paid	2	9
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Chief Risk Officer has accountability for the Company’s Enterprise Risk Management (ERM) program, which assists decision makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
The material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities are set out in the risk factors below. These risks could have a materially adverse effect on the Company or its business, financial condition, or operations. This list is not a comprehensive list of all the risks to the Company, and the actual effect of any of the risks cited below could be materially different from what is described below. Additionally, other risks may arise or risks currently not considered material may become material in the future.
Risks Relating to Hydro One’s Business
Regulatory Risks and Risks Relating to Hydro One’s Revenues
Risks Relating to Obtaining Rate Orders
The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect: Hydro One’s transmission or distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, the Company may incur costs before having an approved revenue requirement and cash flows could be impacted.
Risks Relating to Actual Performance Against Forecasts
The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s

19

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

approved revenue requirement. The inability to obtain acceptable rate decisions or to recover any significant difference between forecast and actual expenses could materially adversely affect the Company’s financial condition and results of operations.
Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.
The Company is subject to risk of revenue loss from other factors, such as economic trends and conditions, changes in service territory, and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues from the same period of the previous year.
The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.
Risks Relating to Other Applications to the OEB
Hydro One may face increased competition with other transmitters for opportunities to build new, large-scale transmission facilities in Ontario. The Company is subject to the risk that it will not be selected to build new transmission in Ontario, which could impair growth, disrupt operations and/or development, or have other adverse impacts. The Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved, that the Company may not be selected to build new transmission as part of the competitive process, or that unfavourable conditions will be imposed by the OEB.
Risks Relating to Rate-Setting Models for Transmission and Distribution
The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate-setting model or methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company. Similarly, the OEB is currently considering other utility remuneration models, and any such change could affect Hydro One’s revenue and net income.
The OEB’s recent Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.
When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company’s allowed cost of capital (including ROE), then the result could be a decrease in the Company’s financial performance.
To the extent that the OEB approves an In-Service Variance Account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues.
Risks Relating to Capital Expenditures
In order to be recoverable in rates, capital expenditures require the approval of the OEB. There can be no assurance that all capital expenditures, including any imposed by or resulting from government or regulatory bodies, incurred by Hydro One will be approved by the OEB. For example, capital cost overruns, unexpected capital expenditures in maintaining or improving the Company’s assets, unexpected costs as a result of proposed legislation, including that relating to the expansion of broadband service in Canada, may not be recoverable in transmission or distribution rates. To the extent possible, Hydro One aims to mitigate this risk by ensuring expenditures are reasonable and prudent, and also by seeking from the regulator clear policy direction on cost responsibility, and by obtaining pre-approval of the need for capital expenditures.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower-than-expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.
Risk of Recoverability of Total Compensation Costs
Hydro One manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits (OPEBs), subject to restrictions and requirements imposed by the collective bargaining process and legislative requirements. Any element of total compensation costs which is disallowed in whole or part by the OEB and therefore not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company. Legislation restricts Hydro One from recovering specified executive compensation costs from the OEB.
The Company provides OPEBs, including workers compensation benefits and long-term disability benefits to qualifying employees. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs or otherwise adjusted the basis of recovery for OPEB costs, this could result in income volatility, due to an inability of the Company to book the difference between the accrual and cash as a regulatory asset, and the Company might not be able to recover some costs. A determination that some of the Company’s post-employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company.
Risks Relating to Regulatory Treatment of Deferred Tax Asset
As a result of leaving the payments in lieu of corporate income taxes (PILs) regime and entering the federal tax regime in connection with the 2015 initial public offering (IPO) of the Company, Hydro One recorded additional deferred tax assets due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value and recognition of eligible capital expenditures. At the time of the IPO, the Company determined the tax savings derived from the additional deferred tax assets should accrue to the shareholders of Hydro One Limited. The OEB’s September 28, 2017 Original Decision (see details above in “Regulation - Electricity Rates Applications - Hydro One Networks - Transmission”) altered Hydro One’s allocation of the tax savings derived from the additional deferred tax assets and determined that a portion of the tax savings should accrue to ratepayers. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal) which was stayed pending the outcome of the Motion. In both cases, the Company's position was that the OEB made errors of fact and law in its determination of the allocation of the tax savings between shareholders and ratepayers.
On March 7, 2019, the OEB issued a decision upholding its Original Decision on the handling of the deferred tax asset. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. Based on these decisions, the Company recognized a total one-time $867 million decrease to net income. On April 5, 2019, the Company filed a motion to commence a new appeal with respect to the OEB’s deferred tax asset decision. The appeal was heard on November 21, 2019, and a decision is pending. Loss of the appeal, in whole or in part, could have a material adverse effect on the Company.
Risks Relating to Government Action
The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors.
Governments may pass legislation or issue regulations at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One. Such government actions could adversely affect the Company’s financial condition and results of operations, as well as public opinion and the Company’s reputation. Government action may also hinder Hydro One’s ability to pursue its strategy and/or objectives.
Additionally, involvement by the Province in placing constraints on executive compensation (through the compensation framework implemented as a result of the Hydro One Accountability Act, 2018) may inhibit the Company’s ability to attract and retain qualified executive talent, which may also impact the Company’s performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
Government action may also impact the Company’s credit ratings as the Company’s credit ratings reflect, in part, the rating agencies’ assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
Indigenous Claims Risk
Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal claims.

21

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, Métis or Inuit group) and are increasingly willing to assert their claims through the courts, tribunals, or direct action. These claims, and/or the settlement or resolution of these claims, could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.
The Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the Indian Act, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.
Risk from Transfer of Assets Located on Reserves
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.
Currently, OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits. For each permit, the Company must negotiate an agreement (in the form of a memorandum of understanding) with the First Nation, OEFC and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.
Executive Recruitment and Retention Risk
Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the Hydro One Accountability Act, 2018, may inhibit the Company’s ability to attract and retain qualified executive talent. The Company’s strategy is tied to its ability to continue to attract and retain qualified executives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
Compliance with Laws and Regulations
Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “- Environment Risk” and “- Health and Safety Risk”.
For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with applicable reliability standards established by the North American Electric Reliability Corporation (NERC) and Northeast Power Coordinating Council, Inc. (NPCC). The costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such costs. Failure to obtain such approvals could have a material adverse effect on the Company.
There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may reduce Hydro One’s revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.
Risk of Natural and Other Unexpected Occurrences
The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including, but not limited to, cyber and physical terrorist type attacks, events which originate from third-party connected systems, and any other potentially catastrophic events. The Company’s facilities may not withstand occurrences of these types in all circumstances.
The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity.
The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other

22

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.
Environment Risk
The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track and report on all sources, including sulphur hexafluoride or “SF6”. The Company could be subject to costs and other risks related to emissions. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future.
In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities provided for in the Company’s financial statements. The Company does not have insurance coverage for these environmental expenditures.
There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects which may have a material adverse effect on the Company.
The Company’s facilities are exposed to the effects of severe weather conditions and natural disasters. The Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One’s business. The Company’s facilities may not withstand occurrences of these types in all circumstances. Notwithstanding Hydro One’s efforts to adapt and increase grid resilience, the Company’s facilities are exposed to risks which may have an adverse effect on grid resilience. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.
Risk Associated with Information Technology (IT), Operational Technology (OT) Infrastructure and Data Security
The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, modernizing, maintaining and managing complex IT and OT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks, as well as growing volume and complexity of data, increases its vulnerability, and exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and OT, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB’s Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.
Cyber-attacks or unauthorized access to corporate IT and OT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Because it operates critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties.
Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Labour Relations Risk
The substantial majority of the Company’s employees are represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. The Company reached an agreement with the Society for a collective agreement, covering the period from April 1, 2019 to March 31, 2021. The Company also reached a collective agreement with the PWU, covering the period from April 1, 2018 to March 31, 2020, and a collective agreement with the CUSW, covering the period from May 1, 2017 to April 30, 2022. Additionally, EPSCA and a number of building trade unions have agreements, to which Hydro One is bound, covering the period from May 1, 2015 to April 30, 2020, some of which have been renewed to cover the period from May 1, 2020 to April 30, 2025 (see “Hydro One Work Force - Collective Agreements” for details). Agreements were also reached with the Society and the PWU to facilitate the insourcing of CSO services effective March 1, 2018. Future negotiations with unions present the risk of a labour disruption or dispute, risk to the Company’s ability to sustain the continued supply of energy to customers, as well as potential risks to public safety. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. Any of these could have a material adverse effect on the Company. Collective agreements requiring renewal in 2020 include the PWU and PWU CSO agreements, as well as the agreements between EPSCA and the building trades (see “Hydro One Work Force - Collective Agreements” for details). Failure to renew these agreements on terms acceptable to Hydro One could have a material adverse effect on its business and results of operations and expose Hydro One to the risks notes above.
Work Force Demographic Risk
By the end of 2019, approximately 15% of the Company’s employees who are members of the Company’s defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2020, approximately 17% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and among management staff. During 2019, approximately 3% of the Company’s work force (down from 4% in 2018) elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company’s work programs.
In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company’s current and potential employees being sought after possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract, retain and deploy qualified personnel for Hydro One’s business could have a material adverse effect on the Company.
Risk Associated with Arranging Debt Financing
The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One Inc. has substantial debt principal repayments, including $653 million in 2020, $803 million in 2021, and $604 million in 2022. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One’s $2,300 million commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2020 and 2021. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions. A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.
Market, Financial Instrument and Credit Risk
Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. For the transmission and distribution businesses in 2021, after transmission rates are set as part of a Custom Incentive Rate application, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company has interest rate exposure on issuances of short- and long-term debt maturing in 2020 and beyond. The Company periodically uses interest rate swap agreements to mitigate elements of interest rate risk.
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit

24

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code.
The failure to properly manage these risks could have a material adverse effect on the Company.
Risks Relating to Asset Condition, Capital Projects and Innovation
The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure.
While traditionally a mature and stable industry, the electricity industry is facing significant technological change and increasing innovation, the consequences of which could have a material adverse effect on the Company.
Execution of the Company’s capital expenditure programs is partially dependent on external factors, such as environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, and supply chain availability for equipment suppliers and consulting services. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. External factors are considered in the Company’s planning process. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.
Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced.
Health and Safety Risk
Hydro One’s work environment can be inherently dangerous and there is a risk to health and safety of both the public and our employees, as well as possible resultant operational and/or financial impacts. The Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these requirements could result in penalties and reputational risk, which could negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.
Pension Plan Risk
Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Regulatory Authority of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2018, and was filed in September 2019, covering a three-year period from 2019 to 2021. Hydro One’s contributions to its pension plan satisfy, and are expected to continue to satisfy, minimum funding requirements. Contributions beyond 2021 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.
Hydro One currently reports and recovers its pension costs on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be disallowed by the OEB.
See also “- Regulatory Risks and Risks Relating to Hydro One’s Revenues - Risk of Recoverability of Total Compensation Costs” for risks relating to recovery of pension costs.

25

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Risk Associated with Outsourcing Arrangements
Hydro One has entered into an outsourcing arrangement with a third party for the provision of back office and IT services. If the services are disrupted, it could have a material adverse effect on the Company. Additionally, if the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.
Risk from Provincial Ownership of Transmission Corridors
The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems may increase safety or environmental risks, which could have a material adverse effect on the Company.
Litigation Risks
In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company. See also “Other Developments - Litigation”.
Transmission Assets on Third-Party Lands Risk
Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupational rights that are subject to expiry, it may incur material costs to obtain or renew such occupational rights, or if such occupational rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupational rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations.
Reputational, Public Opinion and Political Risk
Reputation risk is the risk of a negative impact to Hydro One’s business, operations or financial condition that could result from a deterioration of Hydro One’s reputation. Hydro One’s reputation could be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer promises and other external forces. Adverse reputational events or political actions could have negative impacts on Hydro One’s business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder relationships.
Risks Associated with Acquisitions
Acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs. Realization of the anticipated benefits would depend, in part, on the Company’s ability to successfully integrate the acquired business, including the requirement to devote management attention and resources to integrating business practices and support functions. The failure to realize the anticipated benefits, the diversion of management’s attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company’s business, results of operations, financial condition or cash flows.
Risks Relating to the Company’s Relationship with Hydro One Limited and the Province
Indirect Ownership and Continued Influence by the Province and Voting Power
The Province currently owns approximately 47.3% of the outstanding common shares of Hydro One Limited and it is expected to continue to maintain a significant ownership interest in voting securities of Hydro One Limited for an indefinite period.
As a result of its significant ownership of the common shares of Hydro One Limited, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes at Hydro One Limited, subject to the restrictions in the Governance Agreement. Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of Hydro One Limited as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of Hydro One Limited in ways that may not be aligned with the interests of other investors in Hydro One Limited. Notwithstanding the Governance Agreement, and in light of actions historically taken by the Province,

26

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Hydro One Limited. This influence may also extend to Hydro One. As a result, the Province may influence the conduct of the business and affairs of Hydro One, and decisions may be made by the Province as a shareholder of Hydro One Limited which may not be aligned with the interests of the other security holders of Hydro One. See “Risks Relating to Government Action” above.
Composition of the Board of Directors of Hydro One
Under the Governance Agreement, Hydro One Limited has agreed that the Board of Hydro One and Hydro One Networks will be constituted to have the same members as the Board of Hydro One Limited, unless the Board of Hydro One Limited determines otherwise. The Governance Agreement contains provisions governing the independence of the members of the Board of Hydro One Limited and the ability of the Province to nominate and, in certain circumstances, remove directors, which could indirectly impact the composition of the Board of Hydro One in a manner which may not be aligned with the interests of the other security holders of Hydro One. There is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One Limited. Those same individuals, to the extent they are also on the Board of Hydro One, could similarly give disproportionate weight to the Province’s indirect interest in Hydro One in exercising their business judgment and balancing the interests of the stakeholders of Hydro One.
More Extensive Regulation
Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on Hydro One Limited, which in turn could have a material adverse effect on Hydro One. See “Risks Relating to Government Action” above.
Prohibitions on Selling the Company’s Transmission or Distribution Business
The Electricity Act prohibits Hydro One Limited from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of Hydro One Limited, and in turn, Hydro One, to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to Hydro One Limited, Hydro One or their security holders.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements:
Revenues
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Regulatory Assets and Liabilities
Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include amounts related to the deferred income taxes, pension benefit liability, post-retirement and post-employment benefits, post-retirement and post-employment non-service costs, share-based compensation costs, foregone revenue, and environmental liabilities. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers. They pertain primarily to deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If, at some future date, management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment.

27

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Environmental Liabilities
Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.
Employee Future Benefits
Hydro One’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:
Weighted Average Discount Rate
The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2019 decreased to 3.10% (from 3.90% at December 31, 2018) for pension benefits and decreased to 3.10% (from 4.00% at December 31, 2018) for the post-retirement and post-employment plans. The decrease in the discount rate has resulted in a corresponding increase in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.
Expected Rate of Return on Plan Assets
The expected rate of return on pension plan assets of 5.75% is based on expectations of long-term rates of return at the beginning of the year and reflects the current pension plan asset mix. A new investment policy was adopted by Hydro One effective May 14, 2018 and is being implemented over several years. Hydro One’s current expectation is that the new investment policy will not be fully implemented until 2021-2022. As such, with the implementation timing noted above, the actual asset mix as at November 1, 2019 is appropriate for the December 31, 2019 disclosures and the 2020 registered pension plan costs.
Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.
Rate of Cost of Living Increase
The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which decreased from 1.40% per annum as at December 31, 2018 to approximately 1.30% per annum as at December 31, 2019. Given the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, management believes that the current rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for employee future benefits liability valuation purposes as at December 31, 2019.
Salary Increase Assumptions
Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan, and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period.

28

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Mortality Assumptions
The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption used at December 31, 2019 is 95% of 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B.
Rate of Increase in Health Care Cost Trends
The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a trend study of historical Hydro One experience was conducted in 2017, which resulted in a change in the prescription drug, dental and hospital trends used for 2018 and 2019 year-end reporting purposes. A 1% increase in the health care cost trends would result in a $21 million increase in 2019 interest cost plus service cost, and a $277 million increase in the benefit liability at December 31, 2019.
Valuation of Deferred Tax Assets
Hydro One assesses the likelihood of realizing deferred tax assets by reviewing all readily available current and historical information, including a forecast of future taxable income. To the extent management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is recognized.
Asset Impairment
Within Hydro One’s regulated businesses, the carrying costs of most of the long-lived assets are included in the rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through OEB-approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. The Company regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. As at December 31, 2019, no asset impairment had been recorded for assets within Hydro One’s regulated or unregulated businesses.
Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. Hydro One has concluded that goodwill was not impaired at December 31, 2019. Goodwill represents the cost of acquired distribution and transmission companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company’s management, including its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and financial statements. At the direction of the Company’s CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2019.
Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s management, at the direction of the CEO and CFO, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2019.
Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.
There were no changes in the design of the Company’s internal control over financial reporting during the three months ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting.
Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.

29

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Codification (ASC) and Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 842	February 2016 - January 2019
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
Hydro One adopted ASC 842 on January 1, 2019 using the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. See Note 2 to the Consolidated Financial Statements for impact of adoption. The Company has included the disclosure requirements of ASC 842 in Note 22 to the Consolidated Financial Statements.

ASU 2017-12	August 2017
Amendments will better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results.
			January 1, 2019	No impact upon adoption
ASU 2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption
ASU 2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2019	Hydro One early-adopted this ASU with a transition date of January 1, 2019. The ASU was applied prospectively and there was no material impact upon adoption.
ASU 2016-13 2018-19 2019-04 2019-05 2019-11	June 2016 - November 2019
The amendments provide users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.
January 1, 2019
Hydro One early-adopted these ASUs with a transition date of January 1, 2019 using the modified retrospective transition approach. See Note 2 to the Consolidated Financial Statements for impact of adoption.

30

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	Under assessment
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are not applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.
			January 1, 2021	Under assessment
ASU 2020-01	January 2020
The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.
			January 1, 2021	Under assessment

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Three months ended December 31 (millions of dollars, except EPS)	2019	2018	Change
Revenues
Distribution	1,298	1,138	14.1%
Transmission	407	342	19.0%
	1,705	1,480	15.2%

Costs
Purchased power	914	741	23.3%
OM&A
Distribution	164	169	(3.0%)
Transmission	62	117	(47.0%)
Other	3	7	(57.1%)
	229	293	(21.8%)

Depreciation, amortization and asset removal costs	225	215	4.7%
	1,368	1,249	9.5%

Income before financing charges and income tax expense	337	231	45.9%
Financing charges	116	107	8.4%

Income before income tax expense	221	124	78.2%
Income tax expense	3	805	(99.6%)
Net income (loss)	218	(681)	132.0%

Net income (loss) to common shareholder of Hydro One	216	(685)	131.5%

Basic and Diluted EPS	$1,519	($4,816)	131.5%

Assets Placed In-Service
Distribution	271	253	7.1%
Transmission	573	698	(17.9%)
	844	951	(11.3%)

Capital Investments
Distribution	249	168	48.2%
Transmission	311	292	6.5%
	560	460	21.7%
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2019 of $216 million is an increase of $901 million or 131.5% from the prior year. Significant influences on earnings included:

•	higher revenues, net of purchased power, primarily resulting from the 2018 impact of the OEB decision in respect of the sharing of the deferred tax asset;

•
lower OM&A costs primarily resulting from lower corporate support costs and higher insurance proceeds, as well as the timing of work performed with respect to stations and lines maintenance and vegetation management compared to the prior year; partially offset by higher IT expenditures; and

•
lower income tax expense primarily attributable to the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset, as well as Accelerated CCA and deferred tax asset sharing mandated by the OEB, both of which will flow through to customers and are offset with lower revenues, with no impact on regulated ROE.

Revenues
The quarterly increase of $65 million or 19.0% in transmission revenues was primarily due to the following:

•	the 2018 impact of the OEB decision in respect of the sharing of the deferred tax asset;

•	increased OEB-approved transmission rates for 2019;

•	higher average monthly Ontario 60-minute peak demand driven by favourable weather in the fourth quarter of 2019; and

•	revenue related to NRLP assets placed in-service in late August 2019; partially offset by

•	deferred tax regulatory adjustment related to Accelerated CCA.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

The quarterly decrease of $13 million or 3.3% in distribution revenues, net of purchased power, was primarily due to the following:

•	deferred regulatory adjustment related to Earnings Sharing Mechanism; and

•	deferred tax asset sharing mandated by the OEB and deferred tax regulatory adjustment related to Accelerated CCA; partially offset by

•	increased OEB-approved distribution rates for 2019; and

•	higher energy consumption resulting from favourable weather in the fourth quarter of 2019.
See section "Non-GAAP Measures" for description and reconciliation of revenues, net of purchased power.
OM&A Costs
The quarterly decrease of $55 million or 47.0% in transmission OM&A costs was primarily due to the following:

•	higher insurance proceeds received in the fourth quarter of 2019;

•	lower spend on station and lines maintenance programs;

•	lower volume of work on vegetation management coverage, as certain work was done earlier in 2019 as a result of favourable weather conditions;

•	lower corporate support costs;

•	lower project write-offs; and

•	lower property taxes due to a reassessment of municipal property taxes; partially offset by

•	higher spend related to IT projects.
The quarterly decrease of $5 million or 3.0% in distribution OM&A costs was primarily due to the following:

•	lower corporate support costs; and

•	lower operating costs resulting from the repatriation of the Call Centre; partially offset by

•	higher spend related to IT projects.
Financing Charges
The quarterly increase of $9 million or 8.4% in financing charges was primarily due to an increase in interest expense on long-term debt driven by higher weighted-average long-term debt balance outstanding in 2019.
Income Taxes
Income tax expense for the fourth quarter of 2019 decreased by $802 million compared to 2018. This resulted in a realized ETR of approximately 1.4% in the fourth quarter of 2019, compared to approximately 649.2% in the fourth quarter of the prior year. The lower tax expense was primarily attributable to the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset. Taxes were further lowered by the Accelerated CCA, deferred tax asset sharing mandated by the OEB, and changes in income before taxes in 2019 compared to 2018.
Assets Placed In-Service
The decrease in transmission assets placed in-service during the fourth quarter was primarily due to the following:

•
assets placed in-service in the fourth quarter of 2018 for station sustainment investments (Horning, Centralia, London, and St. Isidore transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project); partially offset by

•	assets placed in-service for major development project at Leamington transmission station in 2019; and

•	higher volume of IT and work equipment purchases.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following:

•	higher volume of IT and work equipment purchases; and

•	higher volume of storm-related asset replacements in the fourth quarter of 2019.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to the following:

•	higher volume of IT and work equipment purchases;

•	higher volume of transmission station refurbishments and replacements; and

•
higher investments in multi-year development projects in the fourth quarter of 2019 (primarily East-West Tie Expansion), partially offset by the work related to the Lake Superior Link project and completion of the Clarington transmission station in 2018.

The increase in distribution capital investments during the fourth quarter was primarily due to the following:

•
transfer of pension costs from the Pension Cost Differential regulatory account subsequent to the OEB’s decision on the motion to review and vary its decision as it relates to the recovery of pension costs;

•	higher investments in distribution system connections (Leamington and Enfield transmission stations) and increased investment in distribution modernization initiatives;

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

•	higher volume of IT and work equipment purchases; and

•	higher volume of storm-related asset replacements.
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects and initiatives, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; expected impacts relating to the deferred tax asset; Hydro One’s appeal of the OEB’s deferred tax asset decision; the OEB; collective agreements; labour relations risks; the pension plan, future pension contributions, valuations and expected impacts; the anticipated impacts of the Accelerated CCA on Hydro One, including timing of such impacts; the Company’s expectations relating to its ETR; credit ratings and related risks; Hydro One's strategy; effect of interest rates; non-GAAP measures; critical accounting estimates, including environmental liabilities, regulatory assets and liabilities, and employee future benefits; risk management and risk factors; risks relating to other applications to the OEB; rate-setting models for transmission and distribution, including potential impacts on Hydro One; risk of recoverability of total compensation costs, including in relation to pension and OPEBs; occupational rights; risks relating to Indigenous claims; risks relating to natural and other unexpected occurrences; internal control over financial reporting and disclosure; recent accounting-related guidance; expectations relating to filing of a new MTN Program prospectus; the Company’s acquisitions and mergers, including Orillia Power and Peterborough Distribution; the Company's ability to attract and retain qualified executives; risks associated with acquisitions; environment risk, including climate change; risks associated with IT, OT infrastructure and data security; technological change and innovation in the electricity industry and potential impacts; health and safety risk and potential impacts; expectations related to work force demographics; the Province’s ownership of Hydro One Limited and conflicts that may arise between the Province and Hydro One from time to time; government actions and the potential impacts on Hydro One and its business; and reputational, public opinion and political risk. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•
regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, the regulatory treatment of the deferred tax asset, the recoverability of total compensation costs or denials of applications;

•
risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;

•	risks relating to the location of the Company’s assets on Reserve lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

34

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2019 and 2018

•	the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications;

•
risks associated with information system security and maintaining complex IT and OT system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;

•	the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;

•	risks associated with economic uncertainty and financial market volatility;

•
the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;

•	risks associated with public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of failure to mitigate significant health and safety risks;

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system;

•	the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;

•
the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;

•	risks relating to adverse reputational events or political actions;

•	the inability to prepare financial statements using US GAAP; and

•	the risk related to the impact of the new accounting pronouncements.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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